Exhibit 21.1
List of Subsidiaries
MVR Products Pte. Limited, a company organized under the laws of Singapore
Unijoh Sdn. Bhd., a company organized under the laws of Malaysia
Motorcar Parts de Mexico, S.A. de C.V., a company organized under the laws of Mexico
Motorcar Parts of Canada, Inc., a company organized under the laws of Canada